

August 17, 2011

<u>**Via E-mail**</u>

Ricardo H. Rosa
Chief Financial Officer
Transocean Ltd.
Chemin de Blandonnet 10
CH-1214 Vernier
Switzerland

> **Re:** **Transocean Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Proxy Statement on Schedule 14A**
> **Filed April 1, 2011**
> **Response Letter Dated June 23, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 3, 2011**
> **File No. 000-53533**

Dear Mr. Rosa:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A

1. We note your response to prior comments 2, 3 and 4 from our letter dated June 10, 2011 and reissue those comments. Please revise your disclosure to provide a more complete basis for the statement in the proxy that reads "notwithstanding the tragic loss of life in the Gulf of Mexico, we achieved an exemplary statistical safety record as measured by our total recordable incident rate ("TRIR") and total potential severity rate ("TPSR"). As measured by these standards, we recorded the best year in safety performance in our Company's history, which is a reflection on

our commitment to achieving an incident free environment, all the time, everywhere." Provide sufficient disclosure about:

- how you calculate the TRIR and TPSR;
- how the TRIR and TPSR for 2010 compares against those of prior years; and
- how the TPSR for the Deepwater Horizon compares to the TSPR for your approximately 120 other rigs.

2.   With respect to prior comment 4 from our letter dated June 10, 2011, please revise your disclosure to discuss the reasons why the compensation committee chose to not award bonuses in 2008 and 2009 based on fatalities in those years, and the reasons why the compensation committee chose to award bonuses in 2010 based on the safety performance measures.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 35

Macondo well incident, page 42

Internal investigation, page 42

3.   We note you have released your internal investigation report on the causes of the April 20, 2010 Macondo well incident in the Gulf of Mexico. As it relates to the economic loss and environmental claims related to the incident, please clarify for us (i) why you are not able to estimate the reasonably possible range of loss based upon currently known facts and taking into account both favorable and unfavorable outcomes regarding potential legal defenses and (ii) when you anticipate being able to estimate a range. In addition, please identify for us the procedures you undertake on a quarterly basis to ascertain whether you are able to estimate the reasonably possible range of loss for disclosure.

Insurance coverage, page 42

4.   In light of the actions taken by BP, Anadarko and MOEX related to being an additional insured, please clarify for us whether you will continue to record estimated recoveries from your insurers prior to the resolution of the outstanding issues.

You may contact Jennifer O'Brien at (202) 551-3721 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, Anne Nguyen Parker, Branch Chief at (202) 551-3611, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director